1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

Richard Horowitz
Partner

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

April 20, 2015

VIA EDGAR

James O’Connor, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: CĪON Investment Corporation (File No. 333-178646)

Dear Mr. O’Connor and Ms. Fettig:

On behalf of CĪON Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s outside legal counsel, Dechert LLP, on March 3, 2015 regarding Post-Effective Amendment No. 8 (“PEA 8”) to the Company’s Registration Statement on Form N-2 (File No. 333-178646) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). We further set forth below the Company’s responses to the Staff’s oral comments on April 6, 2015 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Commission on March 27, 2015.

In addition, transmitted herewith is Post-Effective Amendment No. 9 to the Registration Statement, which reflects all of the comments and revisions discussed herein. The Company is filing as separate correspondence its request for acceleration of effectiveness.

For your convenience, the Staff’s comments are numbered and presented in bold text below, and each comment is followed by the Company’s response.

Prospectus

Portfolio Update, page 17

1.	Please define collateralized loan obligations (“CLOs”) and how they are created. With respect to the Company’s 10% investment in CLOs, please disclose whether the Company is holding the equity portion of the CLO or the rated portion of the CLO. We note that if the Company is holding the equity portion of the CLO, this is considered a riskier investment.

Response: As requested, the Company has revised the CLO disclosure accordingly and has included the CLO definition at its first use on page 1 of the Prospectus. In addition, the Company has disclosed whether it is holding the equity portion or rated portion of the CLO on page 17 of the Prospectus. These revisions are also included on pages 2, 37 and 65 of the Company’s draft Annual Report on Form 10-K for the year ended December 31, 2014 (the “10-K”).

2.	In addition to disclosing portfolio yield in this section, please also disclose total return, as provided in the Financial Highlights section.

Response: As requested, the Company has updated this disclosure on page 17 of the Prospectus and page 65 of the 10-K.

Fees and Expenses, page 20

3.	Please ensure that unrealized gains are reflected on the balance sheet and in the base management fee. Please also ensure that this is disclosed when “base management fee” is first used in the fee table. In addition, please indicate that the base management fee does not include any unrealized capital depreciation on the total return swap.

Response: As requested, the Company has updated this disclosure on page 21 of the Prospectus and page 104 of the 10-K.

4.	In addition to the current expense example, please also provide a second expense example that assumes that the incentive fee under the Investment Advisory Agreement is earned and payable. For example, please see the expense examples contained in the registration statement filed by Apollo Investment Corporation on September 10, 2014. Please also indicate that the second example assumes that the Company’s entire return for the relevant periods is attributable to capital gains.

Response: As requested, the Company has included the second expense example and requested disclosure on page 20 of the Prospectus.

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Compensation of the Dealer Manager, the Adviser and Certain Non-Affiliates, page 23

5.	On page 25, please define the phrase “incentive fee preferred return.”

Response: The Company has revised this phrase to incentive fee “hurdle rate,” which is defined on page 15 and further described throughout the Prospectus. These revisions are also included on page 45 of the 10-K.

Risks Related to Our Business and Structure, page 30

6.	Please generally reduce the amount of disclosure relating to the 2007-2008 financial crisis throughout the document.

Response: As requested, the Company has reduced this disclosure in the risk factors and throughout the Prospectus, where applicable. Corresponding revisions have also been included in the risks factors set forth in the 10-K.

7.	On page 33, please define “structured products” and “structured products funds” and describe these instruments in greater detail.

Response: As requested, the Company has defined “structured products” at its first use on page 1 of the Prospectus and has added disclosure throughout the risk factors, where applicable. In addition, the Company has revised its disclosure regarding “structured products funds” on page 32. These revisions are also included on pages 2, 29 and 37 of the 10-K.

8.	On page 33, please replace the phrase “many of our investments” with a phrase that more specifically describes the extent to which the Company invests in investments that are not publicly traded or actively traded on a secondary market.

Response: As requested, the Company has revised this disclosure on page 33 of the Prospectus and page 29 of the 10-K to read “Most of our investments.”

9.	On page 36, please replace the phrase “source-of-income, diversification and other requirements” with “source-of-income and other requirements.”

Response: As requested, the Company has revised this disclosure on page 36 of the Prospectus and page 32 of the 10-K.

Risks Related to Business Development Companies, page 40

10.	Please explain the meaning of the phrase “non-diversified” on page 41 of this section. Please note that, because the Company is non-diversified, risks are magnified in the event of an economic downturn.

Response: As requested, the Company has explained the meaning of the phrase “non-diversified” on page 40 of the Prospectus and page 36 of the 10-K.

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11.	On page 43, please define “structured product” and, on page 47, please define “structured financial instrument.”

Response: As requested and noted above, the Company has defined “structured product” in its first use in the description of the Company and its investments on page 1 of the Prospectus and has added disclosure throughout the risk factors, where applicable. In addition, the Company has replaced “structured financial instrument” with “financial instrument” and defined this phrase on page 47. Corresponding revisions are also included on pages 37 and 42 of the 10-K.

Risks Related to Debt Financing, page 48

12.	With respect to the last paragraph on page 48, please disclose that if the Company is unable to incur additional debt because of asset coverage ratio restrictions, it may also be limited in its ability to make distributions.

Response: As requested, the Company has revised this disclosure on page 48 of the Prospectus and page 43 of the 10-K.

Senior Securities, page 101

13.	Please update the senior securities table to include information as of December 31, 2014.

Response: As requested, the Company has updated this table accordingly.

Collateralized Securities, Structured Products and Other, page 112

14.	Please include the disclosure regarding collateralized securities earlier in the Prospectus.

Response: As requested and noted above, the Company has moved this disclosure to pages 1 and 42 of the Prospectus.

Incentive Fee, page 138-140

15.	Please disclose how the “preferred return” in this section relates to the “incentive fee preferred return” described elsewhere in the Prospectus.

Response: The Company has deleted the references to “preferred return” in this section and elsewhere in the Prospectus and replaced them with the term “hurdle rate.” As noted above, “hurdle rate” is defined on page 15 and further described throughout the Prospectus. Corresponding revisions are also included on pages 45 and 77 of the 10-K.

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Board Approval of the Investment Advisory Agreement, page 143, and Board Approval of the Sub-Advisory Agreement, page 147

16.	Please provide additional disclosure as to what the Board of Directors considered in deciding to approve the Investment Advisory and Sub-Advisory Agreements. Please consider the disclosure required in shareholder reports and the disclosure typically provided by open-end investment companies. Please disclose how the directors compared comparative data and how the directors compared performance among other companies in the Company’s peer group.

Response: As requested, the Company has revised these sections accordingly.

Financial Statements

17.	Please update the Registration Statement to include the December 31, 2014 financial statements.

Response: As requested, the Company has included the December 31, 2014 financial statements.

18.	With respect to the table for Consolidated Statements of Changes in Net Assets on page F-5, please indicate why the amount disclosed for “Changes in net assets from shareholders’ distributions: Other sources” for the year ending December 31, 2014 is a positive number.

Response: As requested, the Company has provided an explanation of this number.

19.	On page F-8, please disclose the rating of the tranche of the Company’s investment in each CLO.

Response: The Company has disclosed ratings for the debt tranches of each CLO on pages 85 and 87 of the 10-K. The equity tranches of the CLOs are not rated.

20.	With respect to the “fee income” line item in the Statement of Operations table on page F-41, please disclose the following in the Notes to the Financial Statements: (i) the components of fee income, (ii) whether such fee income is recurring and (iii) what comprises the majority of such fee income.

Response: As requested, the Company has updated this disclosure on page 112 of the 10-K.

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21.	With respect to the table on page F-42, please disclose whether the table is reflecting book basis or tax basis with respect to the “Changes in net assets from shareholders’ distributions” and disclose both book basis and tax basis in the Notes to the Financial Statements. With respect to the line item for “Other sources,” please disclose whether these distributions are a tax return of capital, book return of capital or a distribution of excess collateral.

Response: As requested, the Company has updated this table and included additional disclosure on pages 55, 74 and 82 of the 10-K.

22.	With respect to Collateralized Securities disclosed in the table on page F-46, please use similar disclosure to that in Form N-Q for Oxford Lane Capital Corp., filed on February 10, 2015.

Response: As requested, the Company has updated this table on page 85 of the 10-K.

23.	With respect to the table on Page F-46, please disclose the Index Rate for the Ivy Hill Middle Market Credit Fund VII, Ltd. Subordinated Notes.

Response: As requested, the Company has disclosed this index rate on page 85 of the 10-K.

24.	With respect to the table on page F-46, please note that the JPMorgan Chase Bank, N.A. Credit Link Note is not a qualifying asset under the Investment Company Act of 1940. Accordingly, please disclose this by adding footnote (f) next to this investment.

Response: As requested, the Company has disclosed that this investment is not a qualifying asset by adding footnote (g) next to this investment on page 85 of the 10-K.

25.	With respect to the table on page F-46, please disclose whether any securities pay “payment-in-kind” interest.

Response: As requested, the Company has updated this table on page 85 of the 10-K.

Note 2. Summary of Significant Accounting Policies, page F-51

26.	With respect to the table on page F-52, please explain what expenses are included in the column for “Other Pre-Effective Costs.” Please also explain why Other Pre-Effective Costs are not included in either category of Organizational Costs or Offering Costs. Please also indicate what agreement between the Company and ICON Investment Group, LLC (“IIG”) provides for the reimbursement by the Company of the Other Pre-Effective Costs.

Response: As requested, the Company has updated this table and the related disclosure on page 89 of the 10-K. In addition, please refer to the Company’s response to Comment No. 38 below.

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27.	In the section titled “Revenue Recognition,” please include a detailed discussion of fee income in the Statement of Operations or in the Notes to Financial Statements so that shareholders may assess the nature of the fee income and whether it is recurring or non-recurring. Please refer to the discussion at the September 16, 2014 American Institute of Certified Public Accountants’ Investment Companies (“AICPA”) Expert Panel Meeting.

Response: As requested, the Company has included a table of all fees and disclosed whether such fees are recurring or non-recurring on page 112 of the 10-K.

28.	In the section titled “Capital Gains Incentive Fee,” please clarify that any unrealized losses on the total return swap will not affect the management fee calculation.

 Response: As requested, the Company has added the requested clarification to this section on page 104 of the 10-K.

Note 4. Transactions with Related Parties, F-59

29.	Please confirm whether the Investment Adviser is currently paying the Company’s organization costs and offering expenses or if the Company is paying its own expenses. If the Investment Adviser is currently paying these costs, please confirm when this began and whether it is limited to 1.5%. If it is limited to 1.5%, please disclose this limitation.

Response: The Company has been paying all of its own organization and offering expenses since commencing operations on December 17, 2012. As such, the Investment Advisor is not currently paying any of these expenses. Prior to December 17, 2012, however, an affiliate of the Investment Advisor paid all of the Company’s organization and offering expenses, which includes “other pre-effective costs” (see Comment 37 below). All organization and offering expenses, whether paid by the Investment Advisor (or certain of its affiliates) or directly by the Company, are subject to the 1.5% limitation of gross equity raised. In addition, the Company has updated the table in Note 2 on page 89 of the 10-K to reflect this limitation.

30.	Please confirm whether any organization costs and offering expenses are currently subject to reimbursement and, if so, the period during which such reimbursement applies. In addition, please indicate if all offering, organizational and other costs submitted for reimbursement have been paid by the Company.

Response: Organization and offering expenses paid by an affiliate of the Investment Advisor prior to December 17, 2012 are currently subject to reimbursement to IIG. Please refer to the organization and offering expenses table in Note 2 of the 10-K. In addition, as requested, the Company has revised the disclosure in respect of costs submitted for reimbursement and indicated whether such costs have been paid by the Company.

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31.	Please provide greater clarity regarding the three conditions for reimbursement/recapture on page F-63.

Response: As requested, the Company has revised this disclosure on page 97 of the 10-K.

32.	Please include a table that discloses the sources of the distributions that are described in the last sentence of the penultimate paragraph on this page, including the percentage attributable to expense reimbursements.

Response: As requested, the Company has included this table and included additional disclosure on pages 98, 99 and 114 of the 10-K.

Note 5. Distributions, F-64

33.	With respect to the distributions table on page F-65, please disclose whether these figures reflect tax basis or book basis.

Response: As requested, the Company has revised this table on page 99 of the 10-K.

Note 6. Investments, F-66

34.	Please consider whether the percentage of the Company’s investment in collateralized securities is expected to increase. If so, please add additional risk disclosure concerning these investments.

Response: The Company manages its exposure to collateralized securities and structured products as a percentage of its total investment portfolio, including the TRS, on a look-through basis. Although such percentage will fluctuate, at this time the Company does not expect its investments in these securities and products to significantly increase. Accordingly, the Company believes that its existing and revised disclosures are sufficient. However, the Company will continue to monitor these investments and expand upon its disclosure in future filings, including with additional risk disclosure, if appropriate.

35.	With respect to the Company’s unfunded loan commitments, including unfunded bridge loan commitments, please add a chart setting forth the Company’s unfunded commitments by portfolio company (for example, in the Schedule of Investments). Please also disclose whether these commitments are treated as senior securities and how the Company covers these commitments (for example, by having cash on hand and/or having access to borrowings). In responding to this comment, please consider the January 2006 AICPA Expert Panel Meeting Minutes, as well as the disclosure in the most recent Form 10-Q filings for CM Finance Inc. and TriplePoint Venture Growth BDC Corp.

Response: As requested, the Company has included the requested table and disclosure on pages 63, 76, 85, 87, 101 and 112 of the 10-K.

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Form 10-K

36.	With respect to the table of Unfunded Commitments, as set forth on page 77, please indicate whether the Company has established a policy to segregate assets to cover its unfunded commitments and whether such unfunded commitments were covered as of December 31, 2014.

Response: The Staff has recently informed the Company that it views unfunded commitments as senior securities under the 1940 Act.  The Company is reviewing the Staff’s position and its impact on its operations and business objectives and will continue to engage the Staff in discussions as to the appropriate treatment of its unfunded commitments.  During the course of its review, analysis and discussions, the Company intends to comply with the Staff’s position by including unfunded commitments as a senior security in the asset coverage test or by segregating or setting aside liquid assets or engaging in other SEC or Staff-approved measures to “cover” its unfunded commitments in an amount required to comply with the 1940 Act.

If the Company adopts the Staff’s view of unfunded commitments as senior securities, it will adopt an appropriate policy for purposes of calculating its asset coverage test or to segregate liquid assets to cover its unfunded commitments in an amount sufficient to comply with the 1940 Act.

As of December 31, 2014, the aggregate amount of unfunded commitments totaled approximately $23,112, 000. The Company covered these commitments by virtue of its aggregate cash holdings ($9,474,000) (less $597,000 reflecting common stock commissions payable by the Company), short term investments ($10,350,000) and excess cash collateral held under the total return swap ($11,824,000). As of December 31, 2014, such aggregate liquid assets totaled $31,051,000 and provided approximately 134% coverage of the Company’s unfunded commitments.

37.	With respect to the Company’s Consolidated Balance Sheets, as set forth on page 86, please explain why the Company has disclosed a liability in the amount of $597,000 in respect of commissions payable for common stock purchased. We would expect selling commissions to be paid by shareholders and not the Company.

Response: The Company receives the gross proceeds from the sale of its common stock by select unaffiliated broker-dealers. The Company then makes payments in amounts equal to the selling commissions to these dealers and fees to the dealer manager. As of December 31, 2014, approximately $597,000 of commissions was owed by the Company, including approximately $218,000 of fees owed to the dealer manager. The Company’s Consolidated Balance Sheets include the $597,000 liability due to the timing of a closing, on December 31, 2014, of purchases of the Company’s common stock. The related payment of $597,000 occurred subsequent to December 31, 2014 and, as a result, is included as a liability of the Company as of the year ended December 31, 2014. The Company notes that, as set forth in Comment 36 above, it is not including the selling commissions into the calculation of its segregated liquid assets and will not on a prospective basis include such amounts in determining compliance with its asset coverage ratio, the calculation of its segregated liquid assets, the asset tests under Section 55(a) of the 1940 Act or for other legal or regulatory compliance purposes.

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38.	Related to Comment 26 above on PEA 8, with respect to the table of Offering, Organizational and Other Costs Incurred by IIG on page 98 of the Form 10-K, please explain why the Company has included an additional column titled “Other Pre-Effective Costs.” Please also explain why Other Pre-Effective Costs are not included in either category of Organizational Costs or Offering Costs and indicate what agreement between the Company and IIG provides for the reimbursement by the Company of the Other Pre-Effective Costs.

Response: The Company included this additional column to provide greater detail and transparency of the organization and offering expenses, consisting primarily of professional fees and insurance expense, incurred on behalf of the Company prior to its commencement of operations on December 17, 2012. These costs are reimbursable by the Company to IIG pursuant to the Company’s Investment Advisory Agreement. The Company acknowledges, and will remain mindful of, the differences between the definition of “Organization and Offering Expenses” as set forth in Conduct Rule 2310(a)(12) of the Financial Industry Regulatory Authority (“FINRA Rule 2310”) and as set forth in Accounting Standards Codification Topic 720, Other Expenses (“ASC 720”), and Accounting Standards Codification Topic 915, Development Stage Entities (“ASC 915”). The Company notes that the reimbursement of such expenses pursuant to the Investment Advisory Agreement relies upon the definition set forth in FINRA Rule 2310 rather than ASC 720 and ASC 915.

39.	With respect to the General and Administrative Expense table in Note 9, page 125, please describe what the $519,000 marketing expense is comprised of and whether any portion of such amount is payable by the Company to a related party.

Response: This marketing expense relates to printing and distribution of prospectuses and Forms 10-K and 10-Q, the preparation of selling kits and other similar marketing costs and expenses. No portion of the $519,000 is payable to a related party.

40.	With respect to the Ratio/Supplemental data set forth in the Financial Highlights table in Note 12, page 114, please confirm that both the gross and net operating expenses to average net assets has been accurately set forth in this table. Please move the following two line items to footnotes: (a) “Ratio of expense reimbursements and recoupments from IIG to average net assets” and (b) “Ratio of gross operating expenses to average net assets”.

Response: The Company confirms that the Ratio/Supplemental data set forth in the Financial Highlights table is accurate. In addition, commencing with the Company’s consolidated financial statements for the three months ended March 31, 2015 and in all future periods, the Company will revise Note 12. Financial Highlights to (i) include a new line item titled “Ratio of Gross Expenses to Average Net Assets” and (ii) move the subject line items to the accompanying footnotes.

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If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

Cc: Matthew K. Kerfoot

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